                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                            For the Month of May 2003
                                  Annual Report
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

              1510 - 800 WEST PENDER STREET, VANCOUVER, BC V6C 2V6
              ----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314
                                                            ------------

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:  Form 20-F         40-F     X
                                               ------         ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                         Yes:                   No:    X
                              ------                ------

[LOGO]                                                      1510-800 West Pender
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

              ID BIOMEDICAL ANNOUNCES NEW DATA FROM PLAGUE VACCINE

              - LOW DOSES OF NASAL PROTEOSOME-BASED VACCINE ELICITS 100% PROTECTION OF MICE AGAINST LETHAL AEROSOL INFECTION

VANCOUVER, BC, MAY 5, 2003 - ID Biomedical announced today that it has confirmed that nasal Proteosome(TM)-based vaccines protect against pneumonic Plague caused by lethal aerosol infection with virulent Plague bacteria in a mouse model of airborne dissemination.

In a series of experiments performed by the US Army Medical and Material Command (USAMRMC) at Fort Detrick (Frederick, Maryland), in collaboration with ID Biomedical, mice nasally immunized with Plague antigen formulated with the Proteosome technology were completely protected against lethality (100%) even when the dose of Plague antigen was ten-fold lower than ever previously given nasally. Mice were 100% protected when challenged at either early or later times after only two nasal immunizations of the Proteosome Plague vaccine. In marked contrast, none of the control mice given nasal solution without vaccine antigen survived (0%) the lethal aerosol challenge with virulent Plague bacteria.

High anti-Plague IgG antibodies in serum and high anti-Plague IgA levels in collected lung secretions were found at both early and late time points post-immunization with the nasal Proteosome-based Plague vaccine. These levels were 10-200 times the low levels of these antibodies detected when the Plague antigen was given nasally without the Proteosome-based technology.

These data are to be presented in part today in Arlington, VA by George Lowell, M.D., Chief Scientific Officer of ID Biomedical (Colonel, US Army, retired), at the 6th Annual Conference on Vaccine Research, sponsored by the National Foundation for Infectious Diseases and in part on May 20, 2003 in Washington, DC by Dr. Jefferey Adamovicz, LTC US Army, at the American Society for Microbiology 103rd General Meeting.

"These strong and protective serum IgG and lung IgA antibody results confirm the value of Proteosome-based adjuvants for nasal vaccines against bioterror agents, particularly since injected immunizations with the Plague antigen plus Alum (an FDA-approved adjuvant) did not elicit any detectable local IgA in collected lung fluids. It is important to note that the lung is the most important organ to protect against airborne biothreat attacks," stated Dr. Lowell. "The potential for application of the Proteosome technology to develop novel, safe and highly effective nasal vaccines against multiple bioterror agents, including Pneumonic Plague, warrants serious consideration, especially given that other Proteosome-based vaccines have been safely administered to several hundred people in human clinical trials."

The Plague, also known as "the Black Death," is caused by Yersinia pestis bacteria. In past centuries, there have been over 150 recorded epidemics and pandemics of the Plague, including a pandemic that killed about one-third of the population of Europe and England. Plague pneumonia is highly contagious because large numbers of Plague bacteria can rapidly spread person-to-person through coughing and initial symptoms are similar to the flu. There is no licensed vaccine against the pneumonic form of Plague. The injected formalin-killed whole cell vaccine made many years ago does not protect against inhaled exposure to Plague bacteria and has been withdrawn from the market.

USAMRMC, located at Fort Detrick, Maryland, is the Army's medical materiel developer, with lead agency responsibility for medical research, product development, technology assessment and rapid prototyping, medical logistics management and health facility planning, and medical information management and technology. The USAMRMC's expertise in these critical areas helps establish and maintain the capabilities required by the Army to fight and win on the battlefield.

The USAMRMC operates six medical research laboratories and institutes in the United States. These laboratories make up the core science and technology (S&T) capability of the Command. The Command's in-house S&T capabilities are enhanced by a large extramural contract research program and numerous cooperative research and development (R&D) agreements with leading R&D organizations in the civilian sector.

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.

 ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology, which it is licensing to companies in the genomics and diagnostic industries for further product and technology development.

THE INFORMATION CONTAINED IN THIS PRESS RELEASE DOES NOT NECESSARILY REFLECT THE POSITION OR THE POLICY OF THE GOVERNMENT AND NO OFFICIAL ENDORSEMENT SHOULD BE INFERRED.


THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (i) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; ii) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; iii) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; iv) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; v) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; vi) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (vii) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

[LOGO]                                                      1510-800 West Pender
                                                     Vancouver, British Columbia
                                                                 CANADA, V6C 2V6

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release


         ID BIOMEDICAL ANNOUNCES POSITIVE RESULTS FROM PHASE II TRIAL OF
                             STREPTAVAX(TM) VACCINE

               -    StreptAvax vaccine stimulates broad immune response

               - Serum of vaccinated subjects demonstrated significantly enhanced killing of all 26 serotypes of streptococci included in the vaccine

VANCOUVER, BC - MAY 6, 2003 - ID Biomedical announced today that preliminary results from the first cohort of its Phase II Clinical Trial of the StreptAvax vaccine indicated that the immunogenicity of the vaccine was highly significant. The data showed the subunit vaccine generated antibody responses that were similar to the Phase I results in both magnitude and breadth. The median rate of seropositivity after immunization was 25 of the 26 M serotypes contained in the vaccine. The data will be presented today by Dr. Peter Vink, ID Biomedical's Associate Director of Clinical Research, at the Sixth Annual Conference on Vaccine Research in Arlington, Virginia.

The current Phase II study is evaluating the safety and immunogenicity of StreptAvax(TM) in an expanded number of adults. The trial is randomized, blinded, and comparator-controlled, using a licensed hepatitis A vaccine. The current clinical trial is providing data on the performance of StreptAvax(TM) given on a schedule identical to that used for the hepatitis A vaccine which will be used as a comparator in future pediatric studies.

Dr. Vink will present data which demonstrates that sera taken from subjects vaccinated with StreptAvax(TM) show the capacity to support statistically-signficant increases in the killing, by human white blood cells, of group A streptococci belonging to all 26 bacterial serotypes included in the vaccine. These results are important because such killing is believed, since the pioneering work of Dr. Rebecca Lancefield, to be a marker for protection against future group A streptococcal disease.

"The sera from the Phase II subjects show the same broad immunogenicity of StreptAvax(TM) as we saw in Phase I, which is impressive for a vaccine targeting 26 different serotypes of bacteria," said Louis Fries, M.D., ID Biomedical's Vice President of Clinical Research. "The demonstration of bactericidal, or killing activity, is also impressive," he said. "The enzyme-linked immunosorbent assays (ELISA) that we use routinely to detect vaccine-induced antibodies is the only practical method for making these measurements in large numbers of sera but it doesn't directly measure a biological activity that is linked to how streptococci are destroyed by the body's immune system. The demonstration of bactericidal activity does that, and has revealed vaccine-induced responses for every serotype in the vaccine." Dr. Fries also noted that StreptAvax yielded equal or greater killing activity against all 26 targeted serotypes when compared to the bactericidal activity generated by an M protein-based group A streptococcal vaccine (against only one serotype) tested in the 1970's. That single serotype vaccine was found to protect humans against challenge with live group A streptococci.

ABOUT ID BIOMEDICAL

ID Biomedical is a North American based biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology. ID Biomedical has also developed a proprietary genomics analysis system, Cycling Probe(TM) Technology.

ID Biomedical is developing subunit vaccines for the prevention of a number of different diseases. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has a number of vaccines in preclinical development.


THE FOREGOING INFORMATION CONTAINS SO-CALLED FORWARD-LOOKING STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH IT INDICATES BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES" AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (i) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; ii) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; iii) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; iv) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; v) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCT,; vi) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCTS;, AND (vii) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation


                                     By: /s/ Anthony Holler
                                     Anthony F. Holler, Chief Executive Officer

Date: May 6, 2003